UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023.

Commission File Number 001-38176

Venator Materials PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park Stockton-On-Tees, TS22 5FD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

2023 Annual General Meeting Results

The 2023 Annual General Meeting of Shareholders (the “AGM”) of Venator Materials PLC (the “Company”) was held on June 29, 2023.

The Company’s shareholders voted on the following proposals at the AGM and cast their votes as follows:

Proposal 1	The eight nominees named below were elected to serve as directors of the board of directors, to serve until the 2024 Annual General Meeting or their earlier removal or resignation, and the voting results were as follows:

Directors	For	Against	Abstain	Broker Non-Votes
Stefan Selig	55,918,171	17,096,436	245,506	-0-
Simon Turner	55,655,285	17,421,819	183,009	-0-
Aaron C. Davenport	55,887,521	17,131,477	241,115	-0-
Jame Donath	55,915,053	17,097,905	247,155	-0-
Daniele Ferrari	55,878,802	17,136,582	244,729	-0-
Peter R. Huntsman	55,995,428	17,069,727	194,958	-0-
Heike van de Kerkhof	55,619,131	17,387,054	253,928	-0-
Vir Lakshman	55,916,982	17,131,912	211,219	-0-

Proposal 2	The ratification of the appointment of Deloitte & Touche LLP as independent registered public accounting firm for the year ended December 31, 2023 was approved as set forth below.

For	Against	Abstain
71,791,287	1,205,741	263,085

Proposal 3	The vote to approve the re-appointment of Deloitte LLP as U.K. statutory auditor until the next annual general meeting at which the Company’s annual report and accounts are laid was approved as set forth below.

For	Against	Abstain
71,624,515	1,423,495	212,103

Proposal 4	The vote to authorize the Company’s board of directors or the Audit Committee to determine the remuneration of Deloitte LLP as U.K. statutory auditor was approved as set forth below.

For	Against	Abstain
71,511,383	1,504,751	243,979

Proposal 5	The vote to authorize the Company and its current or future subsidiaries to make political donations and incur political expenditure was approved as set forth below.
For	Against	Abstain	Broker Non-Votes
70,992,145	2,061,790	206,178	-0-

General Meeting

A General Meeting of Shareholders (the “GM”) of the Company was commenced and then adjourned on June 29, 2023. The matters proposed to be voted on at the GM were proposed to effectuate restructuring transactions to consummate the Company’s chapter 11 plan of reorganization (the “Chapter 11 Plan”). At the time the notice of GM was distributed to shareholders, a hearing in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) to consider approval of the Chapter 11 Plan was scheduled for June 26, 2023. That hearing has since been rescheduled for July 17, 2023. Because the matters to be voted upon at the GM had been proposed to effectuate transactions under the Chapter 11 Plan, the Chairman of the GM, pursuant to Article 52 of the Company’s Articles of Association and in order to ensure that the business of the meeting was properly disposed of, adjourned the meeting until after the Bankruptcy Court hearing to consider approval of the Chapter 11 Plan has occurred. The adjourned meeting will be re-convened at 3:00pm British Summer Time on July 21, 2023 at the Company’s address at Titanium House, Hanzard Drive, Wynyard Park, Stockton-on-Tees, TS22 5FD, in the United Kingdom, and voting shall remain open until such date and time.

Departure of Director

Effective June 29, 2023, Dr. Barry Siadat resigned from the Company’s Board of Directors (the “Board”) and did not stand for re-election at the AGM. Dr. Siadat’s departure from the Board was not the result of any disagreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENATOR MATERIALS PLC

/s/ SEAN PETTEY
Assistant Secretary

Dated: June 29, 2023